J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549 [redacted]
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 10 March 2008

08001296

SUPPL

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 10th March 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

Enc

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*
Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Justin Matthew King – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
32

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
352.50p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
390,383

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 28 July 2005

24. Name of contact and telephone number for queries
Justina Marfo 020 7695 2472

Name and signature of duly authorised officer or *issuer* responsible for making notification

Justina Marfo

DATE OF NOTIFICATION 10 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial* responsibilities/director
Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Gwyn Burr – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
33

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
352.50p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
80,012

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 15 December 2005

24. Name of contact and telephone number for queries
Justina Marfo 020 7695 2474

Name and signature of duly authorised officer or *issuer* responsible for making notification

Justina Marfo

DATE OF NOTIFICATION 10 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*
Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Justin Matthew King – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
32

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
352.50p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
390,383

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 28 July 2005

24. Name of contact and telephone number for queries
Justina Marfo 020 7695 2472

Name and signature of duly authorised officer or *issuer* responsible for making notification

Justina Marfo

DATE OF NOTIFICATION 10 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*
Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Gwyn Burr – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
33

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
352.50p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
80,012

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 15 December 2005

24. Name of contact and telephone number for queries
Justina Marfo 020 7695 2474

Name and signature of duly authorised officer or *issuer* responsible for making notification

Justina Marfo

DATE OF NOTIFICATION 10 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*
Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Justin Matthew King – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
32

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
352.50p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
390,383

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 28 July 2005

24. Name of contact and telephone number for queries
Justina Marfo 020 7695 2472

Name and signature of duly authorised officer or *issuer* responsible for making notification

Justina Marfo

DATE OF NOTIFICATION 10 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*
Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Gwyn Burr – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
33

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
352.50p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
80,012

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 15 December 2005

24. Name of contact and telephone number for queries
Justina Marfo 020 7695 2474

Name and signature of duly authorised officer or *issuer* responsible for making notification

Justina Marfo

DATE OF NOTIFICATION 10 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*
Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Justin Matthew King – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
32

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
352.50p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
390,383

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 28 July 2005

24. Name of contact and telephone number for queries
Justina Marfo 020 7695 2472

Name and signature of duly authorised officer or *issuer* responsible for making notification

Justina Marfo

DATE OF NOTIFICATION 10 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial* r*esponsibilities/director*
Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Gwyn Burr – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
33

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
352.50p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
80,012

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 15 December 2005

24. Name of contact and telephone number for queries
Justina Marfo 020 7695 2474

Name and signature of duly authorised officer or *issuer* responsible for making notification

Justina Marfo

DATE OF NOTIFICATION 10 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*
Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Justin Matthew King – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
32

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
352.50p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
390,383

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 28 July 2005

24. Name of contact and telephone number for queries
Justina Marfo 020 7695 2472

Name and signature of duly authorised officer or *issuer* responsible for making notification

Justina Marfo

DATE OF NOTIFICATION 10 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial* responsibilities/director
Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Gwyn Burr – J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
HDSL Nominees Limited - SIP

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
33

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
352.50p

14. Date and place of transaction
6 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
80,012

16. Date issuer informed of transaction
6 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Share purchase under the Sainsbury's Colleague Share Purchase Plan

Regular four weekly share purchase

First purchase 15 December 2005

24. Name of contact and telephone number for queries
Justina Marfo 020 7695 2474

Name and signature of duly authorised officer or *issuer* responsible for making notification
Justina Marfo
DATE OF NOTIFICATION 10 March 2008

END